Exhibit 99.2

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO OPERATES UNIT TO EXPORTS IN MATO GROSSO

Company upgrades its Nova Mutum plant and reconfirms its  commitment to  expanding its agribusiness activities

Perdigão today (August 15) unveiled several improvements at its Nova Mutum (MT) unit and announced that the facility is now export-certified. Among those present at the inauguration ceremony were the governor of the state of Mato Grosso, Blairo Maggi, the mayor of the city of Nova Mutum, Adriano Pivetta, the Company’s CEO, Nildemar Secches, and rural producers who will be participants in the Company’s integrated outgrowers system.

During the ceremony, protocols of intention were signed between the state government, the city government of Nova Mutum and the Company - representing the effective inception of the activities of Perdigão Mato Grosso. The protocols contemplate investments in plant expansion, implementation of work on infrastructure and the granting of benefits and tax incentives.

Some R$ 100 million is to be invested over the next four years in the expansion of the Nova Mutum agroindustrial complex, work on which has already begun. During the same period, outgrowers are expected to inject a further R$ 117 million in increasing regional agribusiness production to meet additional Company demand.

IMPROVEMENTS

At the end of June, Perdigão acquired Abatedouro Mary Loize — now Perdigão Mato Grosso. The acquisition involved investments of approximately R$ 40 million. The first initiative of the Company was to clear back payments to suppliers and outgrowers as well as normalize the animal raising flow, which had not been working regularly. The unit’s 450 employees were maintained.

During July, the Company optimized operations at the factory, through the modernization of installations and the introduction of new equipment for upgrading slaughtering technology and meat processing. Storage capacity was increased through the improvement in the slaughtering line and cold storage chambers. Notable features of work completed were the creation of access chambers and the acclimatization of the poultry cuts room. The Company also undertook a full review and upgrade of the system for effluent treatment, the unit being subsequently ratified by the environmental protection agencies and Public Prosecutor’s Office. The plant’s quality and productivity were improved at all levels. These initial steps for upgrading the unit involved Company expenditure of approximately R$ 3 million.

At the end of June, following the signature of the protocol of intentions, the city government of Nova Mutum asphalted the unit’s internal marshalling yard as well as the access road to the BR-163 highway – a distance of about 600 meters – the latter under a joint city/state government agreement.

In July, the unit also received the visit of a Russian trade mission in addition to Muslim inspectors as part of the Halal production certification process, a mandatory item for exporting meats to the Middle East. The plant is now licensed to sell its products to Russia, Africa and Latin America in addition to the Middle East. With these initiatives, Perdigão has been able to enhance its capacity to meet the growing demand for chicken products from export markets.

PROTOCOLS

In the protocol signed today between the government of  Mato Grosso and Perdigão, the State proposes the granting of tax incentives - aligned to the current state policy for industry – as an important component in the implementation of the Company’s expansion and capital expenditures project.

Another ratifying document within the protocol of intentions, signed between Nova Mutum city government and Perdigão, provides for the donation of 500 hectares to the Company for expanding poultry breeding farms and reforestation projects in compliance with the environmental legislation. The agreement also involves the ceding of 200 plots in the city, with the necessary urban infrastructure and appropriate planning approval, for the construction of homes for the unit’s employees. The implementation of a Perdigão Sport and Recreational Association (SERP) is also contemplated. These benefits are designed to attract trained labor to a region that lacks sufficient numbers of qualified personnel to meet the demands of the business.

As a quid pro quo, the protocols involve investments by  Perdigão in the municipality. In addition, the Company is to support technological research and development programs by public and private universities as well as investing in the social and cultural development of Nova Mutum itself.

EXPANSION

The Company has already made a start on the project for expanding Perdigão Mato Grosso, which currently slaughters approximately 60,000 head of poultry/day. The work will be carried out in two stages. The first stage involves the building up of output to the current installed slaughtering capacity of 120,000 head of poultry/day and then increasing this within a short time to 140,000 head/day. To meet these production levels, the outgrowers system will incorporate  250 new poultry farms.

This stage is expected to be concluded by the end of 2006. During this period, the current labor force of 450 will be increased to 900 with the creation of a further 2,700 indirect jobs. Investments are budgeted at R$ 77 million, R$ 15 million on the part of the Company (between investments in fixed and working capital) and a further R$ 62 million by the outgrowers. Of this, R$ 40 million will be invested in raising chickens for slaughter and a further R$ 22 million in egg production.

With the implementation of the project’s second phase by early 2009, slaughtering capacity will reach 280,000 head of poultry/day and include 380 new outgrowers. A further 400 new jobs will be created while the number of indirect employees will reach about 3,900.

Estimated capital expenditures of R$ 140 million are planned for this second stage, R$ 85 million by the Company and R$ 55 million by the outgrowers.

Perdigão and ABN Amro Real S.A. have signed an agreement  for providing BNDES funding via Prodeagro and Finame - in addition to rural credit lines - to finance the region’s rural producers that plan to invest in poultry breeding activities.

August, 15th 2005,

For further information please access www.perdigao.com.br/ri/eng or contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.